Nile Therapeutics, Inc.
4 West 4th Avenue, Suite 400
San Mateo, CA 94402
(650) 458-2678

August 4, 2011

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Mr. Jeffrey Riedler

Re:	Nile Therapeutics, Inc. (the “Company”)
Registration Statement on Form S-1
File No. 333-175726

Dear Mr. Riedler:

On behalf of the Company, the undersigned respectfully requests that the above-referenced Registration Statement be declared effective at 4:00 p.m., Washington, D.C. time, on August 8, 2011, or as soon thereafter as is practicable.

On behalf of the Company, the undersigned hereby acknowledges the following:

1.           Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.           The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.           The Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Nile Therapeutics, Inc.

By:	/s/ Daron Evans
Daron Evans
Chief Financial Officer

cc:  Karen Ubell, Esq. (via facsimile 202-772-9198)